# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jushi Holdings Inc., CIK 0001909747
CUSIP: 48213Y107
Title of class of securities: Subordinate Voting Shares, No Par Value
Address of issuer's principal executive offices: 301 Yamato Road, Suite 3250, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001949999

## Reporting persons
- Denis Arsenault: type of reporting person: individual (IN); citizenship or place of organization: New Brunswick Canada (A3); does not affirm membership in a group (box b); sole voting power 21,180,494; shared voting power 0; sole dispositive power 21,180,494; shared dispositive power 0; aggregate amount beneficially owned 21,180,494 (10.1% of the class)
  Comment: The amount set forth in rows 5, 7, and 9 above include 13,502,595 Subordinate Voting Shares which Mr. Arsenault has the right to acquire through the exercise of warrants within sixity days from December 23, 2024.
  
  The percentage of class reported in row 11 above was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 13,502,595 Subordinate Voting Shares which Mr. Arsenault has the right to acquire through exercise of warrants within sixty days from December 23, 2024.

## Item 1. Issuer
Name of issuer: Jushi Holdings Inc.
Address of issuer's principal executive offices: 301 Yamato Road, Suite 3250, Boca Raton, FL, 33431

## Item 2. Person Filing
Name of person filing: Denis Arsenault
Address of principal business office or, if none, residence: Flat 6 Witney Court, Western Road England, Cheltenham, GL 50 3RN UK
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,180,494
Percent of class: 10.08%. Based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 13,502,595 Subordinate Voting Shares which Mr. Arsenault has the right to acquire through exercise of warrants within sixty days from December 23, 2024.
Sole power to vote or to direct the vote: 21,180,494
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 21,180,494
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N/A

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: N/A

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to N/A is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
N/A

## Signatures
- Denis Arsenault: /s/ Denis Arsenault, Denis Arsenault (02/14/2025)